Exhibit 99.1

Baozun Announces Pricing of Global Offering

SHANGHAI, China, Sept. 23, 2020 (GLOBAL NEWSWIRE) — Baozun Inc. (Nasdaq: BZUN) (“Baozun” or the “Company”), the leading brand e-commerce service partner that helps brands execute their e-commerce strategies in China, today announced the pricing of the global offering (the “Global Offering”) of 40,000,000 Class A ordinary shares (the “Shares”), which comprises an international offering and a Hong Kong public offering. The final offer price for both the international offering and the Hong Kong public offering (the “Offer Price”) has been set at HK$82.90 per Share. Based on the ratio of three Shares per Nasdaq-listed American depositary share (“ADS”), the Offer Price translates to approximately US$32.10 per ADS (based on an exchange rate of HK$7.7499 to US$1.00). The Company has set Offer Price by taking into consideration, among other factors, the closing price of the ADSs on September 22, 2020 (the last trading day before pricing). Subject to approval from The Stock Exchange of Hong Kong Limited (the “SEHK”), the Shares are expected to begin trading on the Main Board of the SEHK on September 29, 2020 under the stock code “9991.HK.” The Global Offering is expected to close on the same day, subject to customary closing conditions.

The Company’s ADSs will continue to be listed and traded on Nasdaq. Upon the secondary listing in Hong Kong, the Class A ordinary shares traded on the SEHK will be fully fungible with the Class A ordinary shares represented by the ADSs traded on Nasdaq.

The gross proceeds to the Company from the Global Offering, before deducting underwriting fees and the offering expenses, are expected to be approximately HK$3,316.0 million. In addition, the Company has granted the international underwriters an over-allotment option, exercisable from September 23, 2020 until 30 days thereafter, to require the Company to issue up to an additional 6,000,000 Shares at the Offer Price.

The Company plans to use the net proceeds from the Global Offering for expanding its brand partner network, enhancing its digital marketing and fulfillment capabilities, potential strategic alliances, investment in technology and innovation, and potential merger and acquisition opportunities.

Citigroup Global Markets Asia Limited, CMB International Capital Limited and Credit Suisse (Hong Kong) Limited are the joint sponsors, joint global coordinators, joint bookrunners and joint lead managers for the Global Offering. China International Capital Corporation Hong Kong Securities Limited is acting as a joint global coordinator, joint bookrunner and joint lead manager for the Global Offering. CCB International Capital Limited and China Merchants Securities (HK) Co., Limited are acting as joint bookrunners and joint lead managers for the Global Offering.

The Global Offering of the Shares in the United States (including Shares initially offered and sold outside the United States that may be resold from time to time into the United States) are being made only by means of a prospectus supplement filed with the U.S. Securities and Exchange Commission (the “SEC”) on September 16, 2020 and the accompanying prospectus included in an automatic shelf registration statement on Form F-3ASR (File No. 333-230718) filed with SEC on April 4, 2019, which automatically became effective upon filing. The registration statement on Form F-3ASR, including the base prospectus contained therein, and the preliminary prospectus supplement dated September 16, 2020 are available at the SEC website at: http://www.sec.gov. The final prospectus supplement will be filed with the SEC and will be available on the SEC’s website at: http://www.sec.gov. When available, copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, the United States of America (Tel: 800-831-9146); CMB International Capital Limited, 45/F Champion Tower, 3 Garden Road, Central, Hong Kong, Attention: Susie Zhang; or by email at ECMs@cmbi.com.hk; or Credit Suisse Securities (USA) LLC, Eleven Madison Avenue, New York, New York 10010, Attention: Prospectus Department, or by email at newyork.prospectus@credit-suisse.com.

This press release shall not constitute an offer to sell or the solicitation of an offer or an invitation to buy any securities, nor shall there be any offer or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. This press release does not constitute a prospectus (including as defined under the laws of Hong Kong) and potential investors should read the prospectus of the Company for detailed information about the Company and the Global Offering, before deciding whether or not to invest in the Company. This press release has not been reviewed or approved by the SEHK or the Securities and Futures Commission of Hong Kong.

The price of the Shares of the Company may be stabilized in accordance with the Securities and Futures (Price Stabilization) Rules. The details of the intended stabilization and how it will be regulated under the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong) have been contained in the prospectus of the Company dated September 17, 2020.

About Baozun

Baozun is the leader and a pioneer in the brand e-commerce service industry in China. Baozun empowers a broad and diverse range of brands to grow and succeed by leveraging its end-to-end e-commerce service capabilities, omni-channel coverage and technology-driven solutions. Its integrated one-stop solutions address all core aspects of the e-commerce operations covering IT solutions, online store operations, digital marketing, customer services, and warehousing and fulfillment.

For more information, please visit http://ir.baozun.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Statements that are not historical facts, including statements about the offering and listing, the use of proceeds and the Company’s strategies and goals, are or contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s operations and business prospects; the Company’s business and operating strategies and its ability to implement such strategies; the Company’s ability to develop and manage our operations and business; competition for, among other things, capital, technology and skilled personnel; the Company’s ability to control costs; the Company’s dividend policy; changes to regulatory and operating conditions in the industry and geographical markets in which the Company operates; and other risks and uncertainties. There can be no guarantee that the Global Offering and the secondary listing in Hong Kong will be completed as planned, or that the expected benefits from the offering and listing will be achieved. You should consider the risk factors included in the registration statement (including any documents incorporated by reference therein), prospectus and prospectus supplements that have been or will be filed with the SEC and the prospectus registered in Hong Kong. All information provided in this press release is as of the date of this press release and are based on assumptions that the Company believes to be reasonable as of this date, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Baozun Inc.

Ms. Wendy Sun

Email: ir@baozun.com

Christensen

In China

Mr. Andrew McLeod

Phone: +852-2232-3941

E-mail: baozun@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com